June 27, 2006	Alan C. Smith (206) 839-4322 asmith@orrick.com
VIA FACSIMILE (202) 772-9210 AND EDGAR
Mr. Mark P. Shuman
Branch Chief — Legal
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Onyx Software Corporation Preliminary Proxy Statement on Schedule 14A filed June 16, 2006 File No. 0-25361
Dear Mr. Shuman:
This letter sets forth the response of Onyx Software Corporation, a Washington corporation (the “Company”), to the comments set forth in the Staff’s letter dated June 23, 2006 in connection with the Company’s preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”), filed with the Securities and Exchange Commission (the “Commission”) on June 16, 2006. For ease of reference, we have set forth each comment in the Staff’s letter followed by the Company’s response. In addition, we have attached as Exhibit A to this letter, a redline copy of the changed pages to the Preliminary Proxy Statement (the “Revised Proxy Statement”), showing the changes to the disclosure that the Company proposes in response to the Staff’s comments. Upon approval of the Staff, we will file and mail a definitive proxy statement incorporating these changes.
Preliminary Proxy Statement on Schedule 14A
The Merger
Background of the Merger, page 12
Comment No. 1
We note the offer by CDC to acquire your company dated June 21, 2006 and your subsequent press release dated June 22, 2006 regarding your board’s determination that such an offer would not reasonably be expected to lead to a superior transaction. Please update your disclosure in your proxy statement with respect to the foregoing developments. Please also provide us your

Mr. Mark P. Shuman
June 27, 2006

consideration as to whether CDC’s recent offer and your determination with respect to such offer should be briefly discussed in your summary.
Response No. 1
The Company will update the disclosure in its definitive proxy statement (the “Definitive Proxy Statement”) in the section entitled “Background of the Merger” to include a description of recent events beginning with CDC’s press release on June 20, 2006. The Company will also include an additional Question and Answer regarding the CDC proposal in the summary section. See the updated the disclosure in the sections entitled “Questions and Answers about the Merger” and “Background of the Merger” beginning on pp. 1 and 12, respectively, of the Revised Proxy Statement.
M2M’s Financing, page 29
Comment No. 2
We note that the consummation of the transaction is subject to debt financing commitments to M2M of approximately $125,000,000. In turn, such commitments are conditioned upon M2M’s delivery of evidence that M2M’s adjusted EBITDA (taking into account the transactions contemplated by the merger agreement) meets certain minimum threshold requirements. In light of this condition, the factual basis of your belief that the financing of the transaction is assured is not clear. Please expand your disclosure to address this matter. Please explain to us why information for M2M pursuant to Item 14(c)(1) of Schedule 14A is not required in accordance with Instruction 2(a) of Item 14 of Schedule 14A.
Response No. 2
The Company will update the disclosure in the Definitive Proxy Statement in the section entitled “The Merger – M2M’s Financing” to explain in greater detail M2M’s financing arrangements, which have been amended since the Company filed the Preliminary Proxy Statement. There is no financing condition to M2M’s obligations to consummate the merger. M2M has advised Onyx that it may finance the transactions contemplated by the merger agreement and has arranged debt financing commitments for this purpose. On June 26, 2006, M2M received an amended commitment letter from Harris N.A., removing the condition to its financing commitment related to the adjusted EBITDA. The commitment letter continues to contain a condition regarding the leverage ratio of M2M. However, on June 26, 2006, Thoma Cressey Equity Partners and Battery Ventures executed equity commitment letters, under which Thoma Cressey Equity Partners and Battery Ventures have agreed to provide funds to M2M, in an amount sufficient to ensure that the contingency related to M2M’s leverage ratio will be met. In light of the cash resources available to M2M from its own balance sheet, from Harris and from its principal shareholders, and in reliance on Instruction 2 to Item 14 of Schedule 14A, the Company believes that disclosure of financial information regarding M2M is not required pursuant to Item 14(c)(1) of Schedule 14A, because such financial information would not be material to the voting decision of the Company’s shareholders. See the updated disclosure in the section entitled “The Merger – M2M’s Financing” beginning on p. 30 of the Revised Proxy Statement.

Mr. Mark P. Shuman
June 27, 2006

Interests of Onyx Directors and Management in the Merger, page 29
Comment No. 3
Please expand to discuss whether M2M plans to retain management subsequent to the consummation of the transaction. Per your press release dated June 22, 2006, we note that M2M has advised you that your chief executive officer and chief financial officer are not expected to continue beyond a transition period. Please discuss whether the fulfillment of such expectations would cause severance payments to be due and quantify the payments.
Response No. 3
The Preliminary Proxy Statement describes the severance and other benefits that Ms. Anderson and Mr. Chamberlain would be entitled to under their respective employment agreements upon a termination of employment, which would include a termination following the consummation of the merger. As disclosed in the Company’s press release dated June 22, 2006, the Company understands that M2M has made no final decisions regarding the post-closing management structure and, in addition, the Company has been advised by M2M that neither Ms. Anderson nor Mr. Chamberlain is expected to continue as an executive of the combined M2M organization beyond a transition period to be determined. The Company has updated the disclosure in the Background of the Merger section to include these facts and also has added a cross-reference to the description of the severance benefits that would be paid to Ms. Anderson and Mr. Chamberlain if their employment were terminated after the transaction. See the updated disclosure in the section entitled “The Merger – Interests of Onyx Directors and Management” beginning on p. 31 of the Revised Proxy Statement.
Support Agreements, page 45
Comment No. 4
We note that certain individuals who executed the support agreements also comprise your executive officers and directors. Please disclose any relationship to you of those individuals who have entered into the support agreements who do not appear to be executive officers or directors.
Response No. 4
In addition to the Company’s directors and executive officers, certain members of the Company’s senior management also executed the support agreement. The Company has updated the disclosure in the Definitive Proxy Statement in the section entitled “Support Agreement” to include the title of each party to the support agreement who is neither a director nor an executive officer. See the updated disclosure in the section entitled “Support Agreement” beginning on p. 47 of the Revised Proxy Statement.

Mr. Mark P. Shuman
June 27, 2006

Comment No. 5
Please discuss how the obligations of your directors under the support agreements into may pose a conflict of interest with the fiduciary obligations of such directors to consider a subsequent superior proposal.
Response No. 5
By its terms, the support agreement terminates upon the termination of the merger agreement. Therefore, if the Company were to terminate the merger agreement in connection with a superior competing offer, the Company’s directors and officers who are party to the support agreement would no longer be bound by their obligations thereunder. The Company will provide disclosure in the Definitive Proxy Statement describing termination of the support agreement in connection with a superior competing offer. See the updated disclosure in the section entitled “Support Agreement” beginning on p. 47 of the Revised Proxy Statement.
Comment No. 6
Please discuss the ramifications, if any, of an individual not fulfilling their obligations under their support agreement.
Response No. 6
Pursuant to the support agreement, each of the Company’s directors and officers who are party to the support agreement, have granted an irrevocable proxy to the members of the board of M2M to vote their respective shares in accordance with the terms of the support agreement. The irrevocable proxy shall remain effective until the earlier of (a) the termination of the merger agreement, (b) amendment of the merger agreement in a manner that reduces the aggregate consideration to be paid to any shareholder upon consummation of the merger or changes the nature of the consideration in any way other than a change that does not change the amount of the cash consideration, and (c) the effective time of the merger. See the updated disclosure in the section entitled “Support Agreement” beginning on p. 47 of the Revised Proxy Statement.
Please direct all orders and notices issued in response to this letter to the undersigned. If you have any questions, please contact the undersigned at (206) 839-4322.
Respectfully submitted,
/s/ Alan C. Smith
Alan C. Smith
cc: Janice P. Anderson, Onyx Software Corporation

EXHIBIT A
REVISED PROXY STATEMENT
(see attached)

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What Am I Being Asked to Vote On?

A:	You are being asked to vote on the approval of the merger agreement that provides for the acquisition of Onyx by M2M Holdings, Inc., to be effected by means of a merger of Orion Acquisition Corporation, a wholly owned subsidiary of M2M Holdings, Inc., with and into Onyx. If the merger agreement is approved and the merger is consummated, Onyx will cease to be a publicly traded company, and will instead continue as a wholly owned direct subsidiary of M2M Holdings, Inc.

Q:	What Will Onyx Shareholders Receive in the Merger?

A:	As a result of the merger, Onyx shareholders will receive cash consideration of $4.80 for each share of Onyx common stock held, without interest. For example, if you own 100 shares of Onyx common stock, you will receive $480.00 in cash in exchange for your shares.

Q:	Does the Onyx Board of Directors Recommend Voting in Favor of the Merger?

A:	Yes. After careful consideration, the Onyx board of directors unanimously determined that the terms and conditions of the proposed merger and the merger agreement are advisable, fair to and in the best interests of Onyx and its shareholders, and unanimously recommends that Onyx shareholders vote “FOR” approval of the merger agreement. Please also see the section entitled “The MERGER — Reasons for the Merger” on page 22.

Q:	Why did the Onyx Board of Directors reject CDC’s recent proposed alternative transaction and reaffirm its support for the transaction with M2M?

A:	On June 20, 2006, CDC issued a press release announcing its intent to contact the board of Onyx regarding a new proposal to acquire Onyx, pursuant to which CDC software would merge with Onyx in exchange for either, at the election of each Onyx shareholder, (a) $4.85 per share in cash or (b) an aggregate of $5.00 per share, comprised of $2.50 per share in cash and $2.50 in registered Class A Common Stock of CDC. After consulting with its financial and legal advisors, the Onyx Board of Directors determined that it could not conclude that any or all of the CDC communications are or would be reasonably likely to lead to a superior transaction. A history of Onyx’s communications with CDC is set forth in the section of this proxy statement entitled “The Merger — Background of the Merger.”

Q:	What Do I Need to Do Now?

A:	We urge you to read this proxy statement carefully, including its annexes, and to consider how the merger affects you. Then please mail your completed, dated and signed proxy card in the enclosed return envelope as soon as possible so that your shares can be voted at the special meeting of Onyx shareholders. You may also complete a proxy by telephone or via the Internet in accordance with the instructions listed on the proxy card.

Q:	What Vote Is Required to Approve the Merger Agreement?

A:	In order to approve the merger agreement, the holders of a majority of the shares of Onyx common stock outstanding at the close of business on the record date must vote “FOR” the proposal to approve the merger agreement.

Q:	What Happens If I Do Not Vote?

A:	The failure to vote, either by proxy or in person at the special meeting, will have the same effect as voting against the merger agreement.

Q:	May I Vote in Person?

A:	Yes. You may attend the special meeting of Onyx shareholders and, if you are a record holder of Onyx shares, vote your shares in person. Even if you intend to attend the special meeting in person, we encourage you to complete, date, sign and return a proxy card to us or to complete a proxy by telephone or via the Internet in accordance with the instructions listed on the proxy card. If your shares are not held in your name, you must request a proxy from the registered holder. Typically, shares purchased through a stockbroker are held in the exchanging their Onyx stock certificates in accordance with the instructions contained in the letter of transmittal to be sent to Onyx shareholders shortly after completion of the merger.

Prior to the closing, Onyx will cause each stock option that is outstanding immediately prior to the effective time to be fully accelerated and cancelled as a result of the merger, with holders of options with an exercise price less than $4.80 entitled to receive for each such option a cash payment (less any applicable withholding tax) equal to (a) the excess of $4.80 over the per share exercise price for the option multiplied by (b) the number of shares subject to such option.

All shares of restricted stock which have previously been issued to officers will become fully vested, subject to applicable withholding taxes, as a result of the merger and such individuals shall receive a cash amount, without interest, equal to $4.80 for each such share.

Prior to the closing, all outstanding purchase rights under Onyx’s 1998 Employee Stock Purchase Plan as amended and restated on April 6, 2001, will be exercised, and shares of Onyx common stock will be issued, in accordance with the terms of the plan. The plan will be terminated at the effective time of the merger.

At the effective time of the merger, each outstanding warrant to purchase shares of Onyx common stock will be exercisable, during the period specified in such warrant and upon payment of such warrant’s exercise price, for the product of (a) $4.80 and (a) the number of shares of Onyx common stock deliverable upon exercise of such warrant as if exercised immediately prior to the effective time of the merger.

Market Price and Dividend Data (Page 9)

Onyx common stock is listed on The NASDAQ National Market. On June 5, 2006, the last full trading day prior to the public announcement of the proposed merger, Onyx common stock closed at $4.17. On [          ], 2006, the last full trading day prior to the printing of this proxy statement, Onyx common stock closed at $[     ].

The Support Agreement (Page 47)

Janice P. Anderson, Robert J. Chamberlain, Todd Chambers, John S. Denault, Sheryl Loeffler, Philip Minasian, Mary A. Reeder, Andrew Leonard Rees, Charles M. Boesenberg, Teresa A. Dial, William B. Elmore, William Porter, Daniel R. Santell and Robert M. Tarkoff, as trustee of The Tarkoff Living Trust DTD 12/08/99, who collectively beneficially own approximately [17.6]% of Onyx’s outstanding common stock, have agreed, pursuant to a support agreement with Onyx and M2M, dated as of June 5, 2006, that they will vote all their shares of Onyx common stock “FOR” approval of the merger agreement and “AGAINST” any other proposal or offer to acquire Onyx. The support agreement may not be terminated at any time prior to the time of the merger, except upon the termination of the merger agreement or the mutual agreement of the parties to the support agreement.

Amendment of the Onyx Rights Agreement (Page 40)

In connection with the execution and delivery of the merger agreement, Onyx and Mellon Investor Services LLC entered into an amendment of the Rights Agreement dated October 25, 1999, as amended March 5, 2003, between Onyx and Mellon, as rights agent. This amendment made the provisions of the Rights Agreement inapplicable to the proposed merger. All references to Onyx common stock in this proxy statement include the associated share purchase right under the Rights Agreement.

Regulatory Matters (Page 38)

The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, prohibits Onyx from completing the merger until Onyx has furnished certain information and materials to the Antitrust Division of the Department of Justice and the Federal Trade Commission and the required waiting period has ended. On June 16, 2006, M2M and Onyx each filed the required notification and report forms. On June 23, 2006, Onyx received notification from the Federal Trade Commission of early termination of the waiting period. Onyx is not aware of any other waiting period or consent required under any applicable antitrust laws. Onyx can provide no assurance that a challenge to the merger on U.S. or foreign antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

On June 2, 2006, the board met and discussed the status of the transaction, including the reduction in the proposed price of the transaction. After consideration of the process to date, the indications of interest received from other parties and the parties that had declined to participate further, the board directed representatives of Piper Jaffray and Orrick to proceed with negotiation with M2M of the principal open issues in the merger agreement and to attempt to negotiate an increase in the new proposed price. Negotiation of final issues continued with M2M and representatives of Orrick and of Piper Jaffray. By the end of the day on June 2, 2006, M2M had increased the proposed price of the transaction to $4.80 per share, which is currently reflected in the merger agreement. At the end of the day on June 2, 2006, revised drafts of the merger agreement, support agreement and company disclosure letter were circulated by Orrick.

On June 3, 2006, Piper Jaffray received a new inquiry from Company A expressing a possible interest in reengaging in discussions regarding a possible transaction. Piper Jaffray relayed the inquiry to Onyx and at Onyx’s direction advised Company A that Onyx was near a transaction with another party and advised Company A to move quickly to confirm its interest and the potential price it would pay. Despite this indication of urgency, Company A did not respond on June 3, 2006 or June 4, 2006.

On June 4, 2006, Onyx held a telephonic board meeting attended by the full board. In addition, Piper Jaffray rendered to the board of directors its oral opinion, subsequently confirmed in writing, that, as of that date and based upon and subject to the assumptions, factors and limitations set forth in the written opinion, the merger consideration to be received in the proposed transaction was fair, from a financial point of view, to the common shareholders of Onyx (other than M2M and its affiliates). In addition, representatives of Orrick reviewed the terms of the negotiated merger agreement with the board, including in particular the terms regarding the conditions to closing and the termination fee. The board unanimously approved the merger, declared it advisable and in the best interests of Onyx and its shareholders and approved the execution and delivery of the merger agreement.

On June 5, 2006, Piper Jaffray received an email inquiry from representatives of Company A and its potential acquiror again expressing interest in reengaging in discussions. Piper Jaffray informed Onyx of the inquiry and subsequently contacted representatives of Company A and explained to them the importance of acting quickly to submit a written proposal or otherwise confirm their interest and the highest price they would pay for Onyx. Later that day, Company A submitted a written proposal with a cash price of only $4.60 per share.

In addition on June 5, 2006, M2M delivered a copy of the proposed commitment letter from its lender and the parties engaged in negotiations regarding its terms. Representatives of Orrick and Piper Jaffray held telephone conferences with members of the special committee to inform them of the offer received from Company A and the terms of the M2M commitment letter. Orrick and Kirkland & Ellis also met telephonically to negotiate certain terms of the commitment letter, which was executed that afternoon. Later that evening, the parties executed the merger agreement and related agreements and the signing of the transaction was announced before the opening of the market on June 6, 2006.

On June 20, 2006, CDC issued a press release announcing its intent to contact the board of Onyx regarding a new proposal to acquire Onyx, pursuant to which CDC Software would merge with Onyx in exchange for either, at the election of each Onyx shareholder, (a) $4.85 per share in cash or (b) an aggregate of $5.00 per share, comprised of $2.50 per share in cash and $2.50 in registered Class A Common Stock of CDC.

On June 22, 2006, CDC delivered a letter to Onyx’s board of directors regarding its offer and issued another press release, attaching to the press release a copy of its letter to Onyx’s board of directors and a letter CDC had sent to the SEC, objecting to Onyx’s rejection of CDC’s prior overtures. That day, Onyx’s board met to consider CDC’s actions since the filing of the preliminary proxy statement and its recent communications. Representatives from Orrick and Piper Jaffray participated in the meeting. After consideration of CDC’s press releases and letters, against the background of previous action by CDC with respect to Onyx, the board determined that CDC’s proposal did not constitute and would not reasonably be expected to lead to a transaction that is superior to the definitive agreement with M2M. The Board determined that it could not conclude that any or all of the CDC communications were or were reasonably likely to lead to a superior transaction and issued a press release later that day reaffirming the proposed transaction with M2M for the following reasons:

•	CDC’s June 20, 2006 press release described an all cash $4.85 offer. Two days later, however, in its letter to the Onyx board, CDC appeared to abandon its all cash offer and purported to offer Onyx shareholders only a combination of cash and stock, confirming a pattern of inconsistent statements;

•	Although CDC’s highly contingent combined stock and cash offer had a purported value of $5.00 per share, depending on changes in CDC’s stock value, the actual nominal price to be paid to Onyx shareholders under this proposal could be as low as $4.50 per share, as compared with the $4.80 cash per share to be paid to Onyx shareholders pursuant to the executed definitive merger agreement with M2M;

•	The long-term value of the CDC stock portion of the consideration stated in the press release is highly uncertain because CDC lacks a sustained history of profitable operations and the board believed that there would be limited synergies between the Onyx and CDC product lines;

•	Although CDC indicated an amount it was prepared to offer, CDC stated that its offer is contingent on further negotiation and due diligence and there is no guarantee that CDC would offer the same price after completion of that process;

•	There is no certainty that discussions with CDC would result in a signed acquisition agreement — CDC emphasized that its highly contingent offer was subject to due diligence and, further, its past pattern of inconsistent statements and unwillingness to respond to Onyx and Onyx’s representatives, which are described in detail in this proxy statement, are inconsistent with a credible intention to acquire Onyx;

•	CDC had not stated any proposed timeline under which it would be able to execute its described transaction; furthermore, the transaction CDC described, because it would involve both cash and CDC stock, would likely take several months longer to complete than the proposed transaction with M2M due to the need to file a registration statement with the SEC;

•	CDC had repeatedly declined, since its original press release in December 2005, to engage in any negotiations with Onyx regarding the possibility of a strategic transaction and had, in the past, been nonresponsive to multiple contacts from Onyx and Piper Jaffray, Onyx’s financial advisor, to pursue such discussions;

•	The timing of CDC’s public announcements suggested the possibility that its true intention is to enhance CDC’s competitive position in the sales process, rather than engage in serious negotiations; and

•	In light of CDC’s past and current competitive actions in the sales process and its approach to strategic discussions with Onyx, Onyx’s board believed that there were significant risks to Onyx and its shareholders associated with sharing, through a due diligence process, competitively sensitive information with CDC that could be used offensively to harm Onyx’s business in the competitive marketplace.

CDC stated in its June 22, 2006 press release and related letters, without basis, that existing Onyx management would have a continued role with the surviving company following closing of the M2M acquisition, therefore creating a conflict of interest. In fact, M2M has not made a final decision regarding the post-closing management structure. Moreover, Onyx has been advised by M2M that neither Ms. Anderson nor Mr. Chamberlain would be expected to continue as an executive of the combined M2M organization beyond a transition period to be determined. For more information regarding the severance and benefits that would be payable upon consummation of the merger see the section of this proxy statement entitled “The Merger — M2M’s Financing.”

In its most recent press releases and its letters, CDC challenged as excessive the break-up fee agreed to by Onyx and M2M. The up to $4.5 million break-up fee, which would include certain M2M legal expenses, amounts to approximately 4.8% of the aggregate value of the M2M transaction. As is common in transactions of this nature, this break-up fee was insisted upon by M2M as a condition to its willingness to pursue a transaction with Onyx and the board believed that the fee was well within the bounds of customary break-up fees in transactions of this nature.

On June 23, 2006, CDC issued another press release asserting, among other things, that CDC had not withdrawn its cash offer of $4.85 per share, notwithstanding the omission of an all cash offer from CDC’s letter to Onyx’s board dated June 21, 2006. In addition, CDC asserted that the timing of Onyx’s award of restricted stock to certain senior executives, which awards are described in greater detail in Onyx’s current report on Form 8-K, filed with the SEC on March 17, 2006 was “suspicious,” and further described these awards as a windfall coming at the expense of shareholders, notwithstanding the fact that the consideration offered in the proposed transaction with M2M is an amount of cash to be paid per each outstanding share of common stock, not an aggregate purchase price. These awards were granted as part of Onyx’s annual equity compensation program and were granted on March 15, 2006, before CDC had announced its revised offer and before Onyx had initiated the process leading to Piper Jaffray’s engagement and the subsequent decision to pursue a sale of Onyx. In addition, with respect to Ms. Anderson, the shares awarded on March 15, 2006 replaced a portion of the option that Onyx was contractually bound to grant to Ms. Anderson pursuant to her employment agreement with Onyx.

Also on June 23, 2006, Onyx received notification from the Federal Trade Commission of early termination of the waiting period under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended. On June 26, 2006, Onyx issued a press release announcing the early termination.

Reasons for the Merger

In the course of reaching its decision to approve and adopt the merger and the merger agreement and to recommend that Onyx shareholders vote “FOR” adoption of the merger agreement, the Onyx board of directors consulted with senior management, legal counsel to Onyx and the financial advisor to Onyx, reviewed a significant amount of information and considered a number of factors, including the following:

•	Merger Consideration. The board considered the $4.80 per share cash consideration that the shareholders will receive if the merger is consummated, as compared to the value to the shareholders that might be expected if Onyx remained independent and pursued the capital raising activities that would be required for Onyx to pursue a growth strategy. The board also considered the fact that the consideration to be received by the Onyx shareholders in the merger pursuant to the merger agreement is all cash, which provides certainty of value and may facilitate a speedier and more certain consummation of the merger than would consideration involving securities.

•	Premium Analysis. The board considered the fact that the $4.80 per share to be paid as the consideration for the common stock in the merger represents a considerable premium over the closing sale prices of Onyx common stock on Nasdaq on

•	December 27, 2005, which is the last trading day prior to the first unsolicited transaction proposal announced by CDC;

•	March 21, 2006, which is the last trading day prior to the second unsolicited transaction proposal announced by CDC; and

•	June 2, 2006, which is the last trading day prior to the board’s approval of the merger.

These premiums are reflected in the following table.

	12/27/2005		3/21/2006		6/2/2006
	Price/Avg.	Premium	Price/Avg.	Premium	Price/Avg.	Premium

Closing Sale Price	$3.76	27.7%	$3.97	20.9%	$4.19	14.6%
5-Day Average	$3.75	28.1%	$3.87	24.2%	$4.21	14.0%
20-Day Average	$3.58	34.0%	$3.83	25.4%	$4.39	9.4%
60-Day Average	$3.44	39.7%	$4.11	16.7%	$4.38	9.6%

financing, recapitalization, acquisition or merger, other than the proposed transaction. Piper Jaffray expressed no opinion as to any financial forecasts or other forward looking financial information of Onyx or the assumptions on which they were based. Piper Jaffray expressed no opinion on any accounting, legal, tax, or financial reporting matters in any jurisdiction and relied, with Onyx’s consent, on the advice of the outside counsel and the independent accountants to Onyx and on the assumptions of Onyx’s management as to all accounting, legal, tax and financial reporting matters with respect to Onyx and the merger agreement.

In rendering its opinion, Piper Jaffray assumed that the merger agreement will be in all material respects identical to the draft of the merger agreement reviewed by it, and that the proposed transaction will be consummated pursuant to the terms of the merger agreement without amendments thereto, without adjustments to the merger consideration and without waiver by any party of any conditions or obligations thereunder. Piper Jaffray also assumed that all the necessary regulatory approvals and consents required for the transaction will be obtained in a manner that will not adversely affect Onyx or alter the terms of the transaction.

Piper Jaffray did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of Onyx and was not furnished with any such appraisals or valuations. The analyses performed by Piper Jaffray in connection with its opinion were going concern analyses. Piper Jaffray did not express any opinion regarding the solvency or liquidation value of any entity.

The opinion was based on information available to Piper Jaffray and the facts and circumstances as they existed and were subject to evaluation on the date of the opinion. Events occurring after that date could materially affect the assumptions used in preparing the opinion. Piper Jaffray did not express any opinion as to the price at which shares of common stock of Onyx have traded or may trade following announcement of the proposed transaction. Piper Jaffray did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion and does not have any obligation to update, revise or reaffirm its opinion.

Piper Jaffray’s opinion addresses solely the fairness, from a financial point of view, to holders of Onyx common stock (other than M2M and its affiliates) of the merger consideration as of the date thereof and does not address any other terms or agreements relating to the proposed transaction. Piper Jaffray was not requested to opine as to, and its opinion does not, address the basic business decision to proceed with or effect the proposed transaction, or the merits of the proposed transaction relative to any alternative transaction or business strategy that may be available to Onyx. Piper Jaffray’s opinion is not intended to confer rights and remedies upon M2M, any shareholders of Onyx or M2M or any other person.

Piper Jaffray is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of its business, Piper Jaffray and its affiliates may actively trade securities of Onyx for its own account or the account if its customers and, accordingly, it may at any time hold a long or short position in such securities. Piper Jaffray has provided investment banking services to affiliates of M2M in the past on unrelated transactions, for which Piper Jaffray has received customary fees. Piper Jaffray may seek to be engaged by Onyx, M2M or M2M’s affiliates in the future.

Piper Jaffray was retained by means of an engagement letter dated April 7, 2006 to serve as our financial advisor in connection with the proposed transaction and will receive a fee, a substantial portion of which is contingent upon consummation of the proposed transaction. We also agreed to pay Piper Jaffray a retainer fee and a fee for providing its opinion, which will be credited against the fee for financial advisory services. The opinion fee and retainer fee are not contingent upon consummation of the proposed transaction. Whether or not the proposed transaction is consummated, we also agreed to reimburse Piper Jaffray for its reasonable out-of-pocket expenses and to indemnify Piper Jaffray against certain liabilities relating to or arising out of services performed by Piper Jaffray in rendering its opinion to our board of directors.

M2M’s Financing

Commitment Letters.  There is no financing condition to M2M’s obligations to consummate the Merger. M2M has advised Onyx that it may finance the transactions contemplated by the merger agreement and has arranged debt financing commitments for this purpose. The commitments are to provide approximately $150,000,000 in debt financing (not all of which is expected to be drawn at closing of the merger). M2M expects to use these facilities, along with its equity commitments, or alternative financing to finance the cash being paid at closing of the merger. These commitments are subject only to the following conditions:

•	the nonoccurrence of a material adverse effect with respect to Onyx;

•	the execution and delivery by M2M of definitive loan documentation;

•	the delivery by M2M of evidence that M2M’s leverage ratio (taking into account the transactions contemplated by the merger agreement) meets certain minimum threshold requirements; and

•	other usual and customary conditions.

Thoma Cressey Equity Partners and Battery Ventures have executed equity commitment letters, under which Thoma Cressey Equity Partners and Battery Ventures have agreed to provide funds to M2M, in an amount sufficient to ensure that the contingency related to M2M’s leverage ratio will be met.

M2M may choose in its sole discretion, however, to negotiate different terms in the definitive documentation for the debt financing described above or to obtain alternative sources of financing in a manner that is substantially different from what is described herein.

Interests of Onyx Directors and Management in the Merger

In considering the recommendation of the Onyx board of directors in favor of the merger, shareholders of Onyx should be aware that members of the Onyx board of directors and officers of Onyx have interests in the merger that are different from, or in addition to, the interests of shareholders of Onyx generally. Such interests relate to or arise from, among other things:

•	directors and officers with options to acquire Onyx common stock will have these options fully accelerated as a result of the merger and all their options to acquire Onyx common stock will be cancelled at the time of the merger, with directors and officers having options with an exercise price less than $4.80 entitled to receive for each such option a cash payment (less any applicable withholding tax) equal to (a) the excess of $4.80 over the per share exercise price for the option multiplied by (b) the number of shares subject to such option;

•	all shares of restricted stock which have previously been issued to officers will become fully vested, subject to applicable withholding taxes, as a result of the merger;

•	in the event that certain executive officers resign their employment for good reason or are terminated without cause following completion of the merger, they are entitled to severance benefits; and

•	the terms of the merger agreement provide for the continued indemnification of current directors and officers of Onyx and directors’ and officers’ liability insurance for six years after the completion of the merger, in each case for certain events occurring at or before the merger;

Each of the above is described below in further detail.

Indemnification and Insurance.  The merger agreement provides that Onyx, as the surviving corporation of the merger, will indemnify and hold harmless all past and present officers and directors of Onyx to the same extent and in the same manner as such persons are indemnified pursuant to existing indemnification agreements between Onyx and its directors and officers and under the indemnification provisions of Onyx’s articles of incorporation or bylaws, in each case as in effect on the date of the merger agreement, for acts or omissions occurring at or prior to the effective time of the merger, and that M2M will guarantee these obligations of the surviving corporation. The merger agreement further provides that the articles of incorporation and bylaws of the surviving corporation of the merger will contain provisions with respect to exculpation and indemnification that are at least as favorable to the officers and directors of Onyx as those contained in Onyx’s articles of incorporation and bylaws as in effect on the date of the merger agreement, which provisions shall not be amended, repealed or otherwise modified for a period of not less than six years from the effective time of the merger in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the effective time of the merger, were directors, officers, employees or agents of Onyx unless such a modification is required by law.

In addition, the merger agreement requires M2M to cause the surviving corporation of the merger to maintain in effect for the benefit of Onyx’s directors and officers, for an aggregate period of not less than six years following the effective date of the merger, an insurance and indemnification policy that is substantially equivalent to, and on terms with respect to coverage that is in the aggregate no less favorable than, Onyx’s directors’ and officers’ liability insurance policy as of the date of the merger agreement, covering the period prior to the closing of the merger, provided that the total premium cost of such insurance does not exceed 150% of the last annual premiums paid prior to the date of the merger agreement.

Stock Options and Restricted Stock.  For a summary of the treatment of outstanding Onyx stock options and restricted stock in the merger, see “The Merger — Effect on Awards Outstanding Under Onyx Stock Plans” on page 37.

Executive Officer Employment Contracts.  Ms. Anderson, Mr. Denault and Mr. Chamberlain are parties to employment agreements that Onyx which provide for severance and certain benefits upon a change of control of Onyx. Although M2M has made no final decision regarding the post-closing management structure, Onyx has been advised by M2M that neither Ms. Anderson nor Mr. Chamberlain is expected to continue as an executive of the combined M2M organization beyond a transition period to be determined.

Pursuant to an employment agreement between Onyx and Janice P. Anderson, Onyx’s President and Chief Executive Officer, if Ms. Anderson is terminated within two years after a change of control of Onyx, or within six months prior to a change in control if such termination is a condition to any such transaction that results in a change in control, 100% of the shares subject to options then held by her shall vest and become exercisable for a one-year period from the date of such termination. In addition, she will receive a severance payment equal to the sum of 18 months’ base salary and a payment equal to 150% of her actual, earned bonus under the leveraged compensation bonus program for the fiscal year prior to the fiscal year in which such termination occurs, and continuation of insurance coverage for an 18-month period from the date of termination.

Pursuant to an employment agreement between Onyx and John S. Denault, Onyx’s Senior Vice President of the Americas, Onyx agreed to provide Mr. Denault certain severance payments in the event he was terminated without “Cause” (as such term is defined in Mr. Denault’s employment agreement). In the event of such a termination, Mr. Denault will receive six months’ base salary and continuation of life insurance and health coverage for six months from the date of termination.

Pursuant to an employment agreement between Onyx and Robert J. Chamberlain, Onyx’s Chief Financial Officer, Onyx agreed to provide Mr. Chamberlain certain severance payments in the event he was terminated without “Cause” or resigns for “Good Reason” (as such terms are defined in Mr. Chamberlain’s employment agreement). In the event of such a termination, Mr. Chamberlain will receive six months’ base salary and continuation of life insurance and health coverage for six months from the date of termination. Further, if in connection with a Corporate Transaction (as such term is defined in Mr. Chamberlain’s employment agreement), Mr. Chamberlain’s employment is terminated without Cause or due to Permanent Disability or he resigns for Good Reason, Mr. Chamberlain will receive the benefits described above, as well as his targeted incentive bonus for the performance period, pro-rated to the date of his termination.

Dissenters’ Rights

The discussion of the provisions set forth below is not a complete summary regarding dissenters’ rights under Washington law and is qualified in its entirety by reference to the text of the relevant provisions of Washington law, which are attached to this proxy statement as Annex C. Onyx shareholders intending to exercise dissenters’ rights should carefully review Annex C. Failure to follow precisely all of the statutory procedures set forth in Annex C may result in a termination or waiver of these rights.

The following is a brief summary of the rights of holders of Onyx common stock under Chapter 23B.13 of the Washington Business Corporation Act to dissent from the merger, receive an appraisal as to the fair value of their shares of Onyx common stock and receive cash equal to the appraised value of their Onyx common stock instead of

Cash consideration received in the merger by a noncorporate United States holder in the merger may be subject to backup withholding at a 28% rate. Backup withholding generally will apply only if the United States holder fails to furnish a correct social security number or other taxpayer identification number, or otherwise fails to comply with applicable backup withholding rules and certification requirements. Corporations generally are exempt from backup withholding. Each United States holder should complete and sign the Form W-9 that will be part of the letter of transmittal to be returned to the paying agent (or other agent) in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and is otherwise proved in a manner satisfactory to the paying agent (or other agent).

Non-United States Holders.  The receipt of cash by a non-United States holder for Onyx stock pursuant to the merger (whether upon receipt of the merger consideration or pursuant to the proper exercise of dissenters’ rights) generally will not be subject to United States federal income tax on any gain realized on the disposition, unless (i) such holder is an individual who is present in the United States for 183 days or more during the taxable year of such disposition and certain other conditions are met or (ii) the gain is effectively connected with the conduct of a trade or business in the United States by the non-United States holder.

Backup withholding imposed at a rate of 28% and information reporting may apply to the payment of cash received by a non-United States holder for Onyx stock pursuant to the merger unless the holder certifies under penalties of perjury to its non-United States holder status or otherwise establishes an exemption. Backup withholding is not an additional tax. Amounts so withheld can be credited against such holder’s federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS. To avoid backup withholding, a tendering non-United States holder should complete IRS Form W-8BEN.

Non-United States holders should consult their tax advisors regarding the application of United States federal income tax laws, including information reporting and backup withholding, to their particular situations.

Regulatory Matters

United States Antitrust.  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, certain transactions, including the merger, may not be consummated until premerger notifications are filed with the Federal Trade Commission and the Antitrust Division of the Department of Justice and a waiting period has been observed. On June 16, 2006, M2M and Onyx each filed the required notification and report forms pursuant to the Hart-Scott-Rodino Act with the Antitrust Division of the Department of Justice and the Federal Trade Commission. On June 23, 2006, Onyx received notification from the Federal Trade Commission of early termination of the waiting period. At any time before or after the effective time of the merger, the Antitrust Division, the Federal Trade Commission or others could take action under the antitrust laws with respect to the merger, including seeking to enjoin the completion of the merger, to rescind the merger or to conditionally approve the merger upon the divestiture of substantial assets of M2M or Onyx.

Foreign Antitrust.  Onyx is not aware of any waiting period or consent required under any applicable foreign antitrust laws.

Onyx can provide no assurance that a challenge to the merger on U.S. or foreign antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

General.  It is possible that any of the governmental entities with which filings are made may seek, as conditions for granting approval of the merger, various regulatory concessions. Onyx can provide no assurance that M2M or Onyx will be able to satisfy or comply with these conditions or be able to cause their respective subsidiaries to satisfy or comply with these conditions, or that compliance or noncompliance will not have adverse consequences for M2M after completion of the merger, or that the required regulatory approvals will be obtained within the time frame contemplated by M2M and Onyx and referred to in this proxy statement or on terms that will be satisfactory to M2M and Onyx. See “THE MERGER AGREEMENT — Conditions to the Completion of the Merger” on page 40.

of incorporation of the surviving corporation until thereafter amended, except that the articles of incorporation of the surviving corporation will be amended at the effective time of the merger to change the name of the surviving corporation to “Onyx Software Corporation.”

Bylaws

The merger agreement provides that the bylaws of Orion Acquisition Corporation, as in effect immediately prior to the effective time of the merger, will be the bylaws of the surviving corporation following the merger until changed or amended.

Board of Directors and Officers of Surviving Corporation

The directors and officers of Orion Acquisition Corporation immediately prior to the merger will become the directors and officers of the surviving corporation following the merger.

SUPPORT AGREEMENT

Each of Janice P. Anderson, Robert J. Chamberlain, Todd Chambers (Chief Marketing Officer), John S. Denault, Sheryl Loeffler (Vice President, Human Resources), Philip Minasian (Chief Strategy and Development Officer), Mary A. Reeder, Andrew Leonard Rees (Senior Vice President, International), Charles M. Boesenberg, Teresa A. Dial, William B. Elmore, William Porter, Daniel R. Santell and Robert M. Tarkoff, as trustee of The Tarkoff Living Trust DTD 12/08/99, which collectively beneficially own approximately [17.6]% of Onyx’s outstanding common stock, has agreed, pursuant to a support agreement with Onyx and M2M dated as of June 5, 2006, that such individual, solely in such individual’s capacity as a shareholder and not in such individual’s capacity as a director or officer of Onyx, will:

•	appear at the special meeting or otherwise cause his, her or its shares to be counted as present for purposes of establishing a quorum;

•	vote, or execute consents in respect of, his, her or its shares in favor of approval by the shareholders of the merger agreement;

•	vote against the approval of any proposal made in opposition to or in competition with the consummation of the merger and the merger agreement;

•	vote against any proposal that would reasonably lead to or result in the conditions of M2M or Orion Acquisition Corporation’s obligations under the merger agreement not being fulfilled;

•	vote against any competing transaction;

•	vote against the election of a group of individuals to replace a majority or more of the individuals presently on the Onyx board of directors at every meeting of Onyx shareholders called with respect to any of the matters described above;

•	vote, or execute consents in respect of, his, her or its shares against any proposal that conflicts with the merger; and

•	not, and will not permit any entity under such shareholder’s control to, solicit proxies or participate in the solicitation of proxies with respect to a transaction that conflicts with the transactions contemplated by the merger agreement.

The support agreement will terminate on the earliest to occur of:

•	such date and time as the merger agreement is terminated in accordance with its terms;

•	an amendment to the merger agreement in a manner that reduces the aggregate consideration to be paid to any shareholder upon consummation of the merger or that changes the nature of the consideration in any way other than in a way that does not effect the amount of cash consideration; or

•	the effective time of the merger.

The support agreement terminates upon the termination of the merger agreement. Therefore, if Onyx were to terminate the merger agreement in connection with a superior competing offer, Onyx’s directors and officers who are party to the support agreement would no longer be bound by their obligations thereunder. In addition, pursuant to the support agreement, each of Onyx’s directors and officers who are party to the support agreement, have granted an irrevocable proxy to the members of the board of M2M to vote their respective shares in accordance with the terms of the support agreement. The irrevocable proxy shall remain effective until the earlier of (a) the termination of the merger agreement, (b) amendment of the merger agreement in a manner that reduces the aggregate consideration to be paid to any shareholder upon consummation of the merger or changes the nature of the consideration in any way, other than a change that does not change the amount of the cash consideration, and (c) the effective time of the merger.